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                              May 2, 2022

       Virginia C. Herring
       Chief Executive Officer
       1st Franklin Financial Corporation
       135 East Tugalo Street
       Toccoa, GA 30577

                                                        Re: 1st Franklin
Financial Corporation
                                                            Post-Effective
Amendment No. 2 to
                                                            Registration
Statement on Form S-1
                                                            Filed April 15,
2022

       Dear Ms. Herring:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 2 to Registration Statement on Form S-1

       General

   1. We note that you intend to change the interest rates at the end of each interest adjustment period for the
Debentures you are offering. The interest rates are material terms of the
                                                        Debentures thus changes
appear to represent the offer and sale of a new security given the new investment decision
that will be made in connection with each interest rate
                                                        adjustment.
Accordingly, it appears that you will be conducting an exchange in which
                                                        Debentures with the new
interest rate will be exchanged for the Debentures with the old interest rate. Please
tell us how you will conduct each exchange in compliance with
                                                        Section 5 of the
Securities Act.
   2. You state that a prospectus supplement setting forth the most recently determined interest rates will be filed
with the SEC "as appropriate." It is not clear that filing a prospectus
 Virginia C. Herring
1st Franklin Financial Corporation
May 2, 2022
Page 2
         supplement will appropriately update the registration statement and prospectus for purposes of the federal securities laws. Specifically, how this complies with Rule 409 under the Securities Act or establishes a new effective date for the registration statement for liability purposes. In this regard, we note that you are not eligible to rely on Rule
         430B or Rule 430C. Please provide your detailed legal analysis explaining how the filing of the prospectus supplement satisfies the federal securities laws, including why you are not required to file a post-effective amendment in connection with each interest rate adjustment.
3. Please tell us how you intend to comply with the Trust Indenture Act of 1939 in regards to each interest rate adjustment. Explain whether you intend to enter into new indentures in connection with each adjustment that would require qualification under the Trust
         Indenture Act. If not, explain how future adjustments will be implemented under the qualified indenture and how you will communicate these to note holders.
       Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams, Acting
Legal Branch Chief, at 202-551-3217 with any questions.



FirstName LastNameVirginia C. Herring                         Sincerely,
Comapany Name1st Franklin Financial Corporation
                                                              Division of
Corporation Finance
May 2, 2022 Page 2                                            Office of Finance
FirstName LastName